SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET | 11/26 COMPANHIA PARANAENSE DE ENERGIA – COPEL CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – CVM Registration no. 1431-1 B3 (CPLE3) / NYSE (ELPC) / LATIBEX (XCOPO) Sale of Stake in the Dona Francisca Hydroelectric Plant COPEL (“the Company”) hereby informs its shareholders and the general market that it has accepted the binding offer and, on this date, entered into a Share Purchase Agreement (“SPA”) with Gerdau S.A. (“Buyer”), for the purpose of selling its equity interest in Dona Francisca Energética S.A. (“DFESA”), a shareholder of the consortium responsible for operating the Dona Francisca Hydroelectric Plant. The stake sold corresponds to 23.03% of DFESA’s share capital, based on an enterprise value of R$ 150.0 million (one hundred and fifty million reais), with the total amount paid in a single installment on the transaction closing date (“closing”), subject to the fulfillment of customary conditions precedent for this type of transaction, including the obtaining of applicable corporate and regulatory approvals. This transaction is part of Copel’s strategy to continuously optimize its portfolio, in line with the strategy of simplifying the corporate structure and concentrating the portfolio on larger assets in which Copel holds control or significant influence, and to generate value for its shareholders. Curitiba, June 15, 2025 Felipe Gutterres Vice President of Finance and Investor Relations For further information, please contact the Investor Relations team: ri@copel.com | +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 15, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.